Luby’s Fuddruckers Restaurants, LLC 13111 Northwest Freeway Suite 600 Houston, Texas 77040

August 17, 2012

Via Email

United States Securities and Exchange Commission

100 F Street, NE

Washington D.C. 20549

Attention:	Linda Cvrkel

   Branch Chief

Ladies and Gentlemen:

Set forth below is the response of Luby’s, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended August 31, 2011, and related matters contained in a letter from the Staff to Mr. K. Scott Gray, Chief Financial Officer of the Company, dated August 3, 2012.

Re: Luby’s Inc.

Form 10-K for the Year Ended August 31, 2011

Filed November 14, 2011

File No. 001-08308

Form 10-K for the Year Ended August 31, 2011

Notes to the Financial Statements

Note 1. Nature of Operations and significant Accounting Policies

Reportable Segments, page 51

1.	We note from your response to our prior comment four that in Note 1 Reportable Segments you provide disclosure of how each segments revenues, expenses, assets and liabilities have been presented. However, we do not believe that this disclosure meets the requirements of ASC 280-10-50-22 which requires you to report a measure of profit/loss and total assets for each reportable segment. Under ASC 280-10-50-30 these amounts should also be reconciled to your consolidated income before income taxes, extraordinary items, and discontinued operations (for segment profit/loss), and your consolidated total assets (for segment assets). We believe that your notes to the financial statements should clearly disclose these measures in a separate segment footnote, along with all other disclosures required by ASC 2801-10-50. For example, where you respond that substantially all assets relate to Company Restaurants segment, you should revise your segment disclosure in the notes to the financial statements to clearly indicate this fact. Additionally, we note from your response to our prior comment five that the primary operating performance measure used by your CODM for the Company restaurant segment is store level profit. This is the measure that should be disclosed as the profit/loss measure for the Company restaurant segment. Please revise future filings accordingly.

Letter to United States Securities and Exchange Commission

August 17, 2012

RESPONSE: Beginning with our next future filing, our Form 10K for fiscal year 2012, we will add a separate footnote disclosure for segment reporting such that we meet the requirements of ASC 280 similar to the following:

Note          Reportable Segments

The Company has three reportable segments: Company-owned restaurants, franchise operations and Culinary Contract Services (“CCS”).

Company-owned restaurants

Company-owned restaurants consists of several brands which are aggregated into one reportable segment because the nature of the products and services, the production processes, the customers, the methods used to distribute the products and services, the nature of the regulatory environment are alike, and store level profit margin is similar. The chief operating decision maker analyzes Company-owned restaurants at store level profit which is revenue less cost of food, payroll and related costs and other operating costs. The primary brands are Luby’s Cafeteria and Fuddruckers with a couple of non-core restaurant locations under other brand names (i.e., Koo Koo Roo California Bistro). Both Luby’s and Fuddruckers are casual dining, counter service restaurants. Each restaurant is an operating unit segment because operating results and cash flow can be determined for each restaurant.

The total number of Company-owned restaurants at the end of fiscal years 2012, 2011 and 2010 was         , 156 and 154, respectively.

Culinary Contract Services

Culinary contract services operation (“CCS”), branded as Luby’s Culinary Services, consists of a business line servicing healthcare, higher education and corporate dining clients. The healthcare accounts are full service and typically include in-room delivery, catering, vending, coffee service and retail dining. CCS had contracts with long-term acute care hospitals, acute care medical centers, ambulatory surgical centers, behavioral hospitals, business and industry clients, and higher education institutions. CCS has the unique ability to deliver quality services that include facility design and procurement as well as nutrition and branded food services to our clients. The costs of culinary contract services on the Consolidated Statements of Operations includes all food, payroll and related costs and other operating expenses related to CCS sales.

The total number of CCS contracts at the end of fiscal years 2012, 2011 and 2010 was         , 22 and 18, respectively.

Franchising

We offer franchises for only the Fuddruckers brand. Franchises are sold in markets where expansion is deemed advantageous to the development of the Fuddruckers concept and system of restaurants. Initial franchise agreements have a term of 20 years. Franchise agreements typically grant franchisees an exclusive territorial license to operate a single restaurant within a specified area, usually a four-mile radius surrounding the franchised restaurant.

Franchisees bear all direct costs involved in the development, construction and operation of their restaurants. In exchange for a franchise fee, the Company provides franchise assistance in the following areas: site selection, prototypical architectural plans, interior and exterior design and layout, training, marketing and sales techniques, assistance by a Fuddruckers “opening team” at the time a franchised restaurant opens, and operations and accounting guidelines set forth in various policies and procedures manuals.

Letter to United States Securities and Exchange Commission

August 17, 2012

All franchisees are required to operate their restaurants in accordance with Fuddruckers standards and specifications, including controls over menu items, food quality and preparation. The Company requires the successful completion of its training program by a minimum of three managers for each franchised restaurant. In addition, franchised restaurants are evaluated regularly by the Company for compliance with franchise agreements, including standards and specifications through the use of periodic, unannounced, on-site inspections and standards evaluation reports.

The number of franchised restaurants was          at fiscal year end 2012, 122 at fiscal year end 2011 and 130 at fiscal year end 2010.

The table below shows financial information as required by ASC 280 for segment reporting. ASC 280 requires depreciation and amortization be disclosed for each reportable segment even if not used by the chief operating decision maker. The table also lists total assets for each reportable segment. Corporate assets include cash and cash equivalents, tax refunds receivable, property and equipment, assets related to discontinued operations, property held for sale, deferred tax assets, prepaid expenses and goodwill.

Letter to United States Securities and Exchange Commission

August 17, 2012

	Year Ended
	(In thousands)
	August 29, 2012	August 31, 2011	August 31, 2010
Sales:
Company-owned restaurants	TBD	$326,037	$230,386
Culinary contract services	TBD	15,619	13,728
Franchise	TBD	7,092	645

Total	TBD	$348,748	$244,759

Segment level profit:
Company-owned restaurants	TBD	$41,832	$32,840
Culinary contract services	TBD	1,103	1,264
Franchise	TBD	7,092	645

Total	TBD	$50,027	$34,749

Depreciation and amortization:
Company-owned restaurants	TBD	$15,209	$13,714
Culinary contract services	TBD	448	556
Franchise	TBD	767	59
Corporate	TBD	781	888

Total	TBD	$17,205	$15,217

Total assets:
Company-owned restaurants	TBD	$177,973	$179,988
Culinary contract services	TBD	4,347	3,699
Franchise	TBD	16,054	16,750
Corporate	TBD	29,646	41,905

Total	TBD	$228,020	$242,342

Capital expenditures:
Company-owned restaurants	TBD	$10,023	$2,627
Culinary contract services	TBD	332	797
Franchise	TBD	—	—
Corporate	TBD	683	156

Total	TBD	$11,038	$3,580

Income (loss) before income taxes and discontinued operations:
Segement level profit	TBD	$50,027	$34,749
Opening costs	TBD	(346)	(243)
Depreciation and amortization	TBD	(17,204)	(15,217)
General and administrative expenses	TBD	(29,530)	(25,503)
Provision for asset impairments, net	TBD	(84)	(282)
Net gain on disposition of property and equipment	TBD	1,427	924
Interest income	TBD	4	39
Interest expense	TBD	(2,443)	(640)
Impairment (increase) decrease in fair value of investments	TBD	—	1,636
Other income, net	TBD	1,276	844

Total	TBD	$3,127	$(3,693)

Letter to United States Securities and Exchange Commission

August 17, 2012

Forms 8-K dated June 13, 2012, March 21, 2012 and January 20, 2012

2.	We note from your response to our prior comment ten that you will revise future Form 8-Ks to include a reconciliation between store level profit and your line item “income from continuing operations.” Please also confirm that you will present the most directly comparable financial measure determined in accordance with GAAP (income from continuing operations) with equal or greater prominence than the non-GAAP measure; and you will disclose the reason that management believes the presentation of the non-GAAP measure is useful for an investor’s understanding of your results of operations.

RESPONSE: Beginning with our next future filing, our Form 8K for our earnings release for the 4th quarter of fiscal year 2012, we will add a reconciliation between store level profit and Income (loss) from continuing operations. We confirm we will present the GAAP measure (Income from continuing operations) with equal or greater prominence than any non-GAAP measure and we will disclose the reason we believe the presentation of the non-GAAP measure is useful for an investor’s understanding of our operations.

We will add the following paragraph and similar table between the Consolidated Statement of Operations and the table of operating percentages in future Form 8K filings:

Although store level profit, defined as restaurant sales less food costs, payroll and related costs and other operating costs is a non-GAAP measure, we believe its presentation is useful to our investors because it explicitly shows the results of our most significant reportable segment. Store level profit is also used by our chief operating decision maker to analyze Company-owned restaurants. The following table reconciles store level profit to Income (loss) from continuing operations:

Reconciliation of segment profit to Income (loss) from operations, in thousands:

	Quarter Ended		Three Quarters Ended
	May 9, 2012	May 4, 2011	May 9, 2012	May 4, 2011
Store level profit	$13,444	$12,588	$34,625	$27,105
Sales from vending revenue	148	160	426	445

Company-owned restaurant segment profit	$13,592	$12,748	$35,051	$27,550
Plus:
Sales from culinary contract services	4,336	3,560	13,069	10,018
Sales from franchise revenue	1,702	1,602	4,838	4,622
Less:
Opening costs	33	34	110	178
Cost of culinary contract services	3,979	3,316	12,222	9,180
Depreciation and amortization	4,322	3,875	12,568	12,022
General and administrative expenses	7,195	6,981	20,742	19,985
Provision for asset impairments, net	—	—	175	84
Net loss on disposition of property and equipment	124	28	205	—
Plus:
Interest income	3	—	6	4
Interest expense	(201)	(579)	(694)	(1,751)
Other income, net	265	356	672	870
Provision for income taxes	(1,535)	(1,393)	(2,464)	(177)

Income (loss) from continuing operations	$2,509	$2,060	$4,456	$(313)

Letter to United States Securities and Exchange Commission

August 17, 2012

************

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do no foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Should you have any additional questions, or wish to clarify any of these matters further, please do not hesitate to contact me.

Very truly yours,

/s/ K. Scott Gray

K. Scott Gray
Senior Vice President and
Chief Financial Officer